UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

12265 El Camino Real, Suite 350

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 28, 2022, Connect Biopharma Holdings Limited (the “Company”) received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5550(a)(2).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until May 29, 2023 (the first business day after the 180-day period), to regain compliance. The letter states that the Nasdaq staff will provide written notification that the Company has achieved compliance with Rule 5550(a)(2) if at any time before May 29, 2023, the bid price of the Company’s ADSs closes at $1.00 per share or more for a minimum of ten consecutive business days. The Nasdaq letter has no immediate effect on the listing or trading of the Company’s ADSs and the ADSs will continue to trade on the Nasdaq Global Market under the symbol “CNTB.”

The Company intends to monitor the bid price of its ADSs and to consider available options if its ADSs do not trade at a level likely to result in the Company regaining compliance with Nasdaq’s minimum bid price rule by May 29, 2023.

If the Company does not regain compliance with Rule 5550(a)(2) by May 29, 2023, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required to first transfer to the Nasdaq Capital Market and then meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq staff would notify the Company that its securities would be subject to delisting. In the event of such a notification, the Company may appeal the Nasdaq staff’s determination to delist its securities, but there can be no assurance the Nasdaq staff would grant the Company’s request for continued listing.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 and S-8 (Registration Nos. 333-264340 and 333-254524, respectively) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2022		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer